UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 26, 2022

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K, including Exhibit 99.1, shall be deemed to be incorporated by reference in the registration statements of Legend Biotech Corporation on Form F-3 (Nos. 333-257609 and 333-257625) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

European Commission Grants Conditional Marketing Authorization of CARVYKTI™ (ciltacabtagene autoleucel) for the Treatment of Adult Patients with Relapsed or Refractory Multiple Myeloma

On May 25, 2022, Legend Biotech Corporation (“Legend Biotech” or the “Company”) announced that the European Commission has granted conditional marketing authorization of the Company’s first product, CARVYKTI™ (ciltacabtagene autoleucel), for the treatment of adults with relapsed or refractory multiple myeloma who have received at least three prior therapies, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody, and have demonstrated disease progression on the last therapy. Legend Biotech entered into an exclusive worldwide license and collaboration agreement with Janssen Biotech, Inc. to develop and commercialize CARVYKTI™ in December 2017.

On May 25, 2022, the Company issued a press release relating to the foregoing, which is attached to this Form 6-K as Exhibit 99.1.

Cautionary Note Regarding Forward-Looking Statements

Statements in this report on Form 6-K about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to CARVYKTI™, including Legend Biotech’s expectations for CARVYKTI™, such as Legend Biotech’s manufacturing and commercialization expectations for CARVYKTI™ and the potential effect of treatment with CARVYKTI™; statements about submissions for cilta-cel to, and the progress of such submissions with, the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA), the Chinese Center for Drug Evaluation of National Medical Products Administration (CDE) and other regulatory authorities; the anticipated timing of, and ability to progress, clinical trials, including patient enrollment; the submission of Investigational New Drug (IND) applications to, and maintenance of such applications with, regulatory authorities; the ability to generate, analyze and present data from clinical trials; and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; competition in general; government, industry, and general public pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation; as well as the other factors discussed in the “Risk Factors” section of the Legend Biotech’s Annual Report filed with the Securities and Exchange Commission on March 31, 2022. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this 6-K as anticipated, believed, estimated or expected. Any forward-looking statements contained in this 6-K speak only as of the date of this Form 6-K. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated May 26, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: May 26, 2022	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer